SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANA and TAM Airlines Announce Code Sharing Agreement

São Paulo, September 21, 2010 - ANA and TAM Airlines announced today that the two Star Alliance carriers will bolster their relationship through a new code sharing agreement beginning October 15,2010, subject to government approval.

Both carriers will cooperate through code sharing to connect Tokyo and São Paulo via London. TAM Airlines will place its JJ flight code on ANA flights between Tokyo's Narita and London's Heathrow. ANA will place its NH flight code on TAM flights between London's Heathrow and SãoPaulo's Guarulhos.

The code sharing will increase both airlines' presence in each other's market, as well provide seamless travel to the customers to further cities in Asia and South America via Tokyo and São Paulo respectively. Since May 2010, members of both airlines' frequent flyer programs, "ANA Mileage Club" and "TAM Fidelidade", already became to accrue and redeem miles with either airline.

"The cooperation with TAM Airlines will enable us to connect São Paulo, South America's largest business market, and ANA's major international hub in Tokyo, enhancing our position in the South America market. Through code sharing service, both ANA and TAM Airlines will be able to offer the customers a greater opportunity to travel between Asia and South America." said Keisuke Okada, ANA's Executive Vice President, Alliances and International Affairs.

"We are strengthening our presence in Asia and we are very pleased with this partnership with ANA, allowing us to offer our customers a smooth and integrated travel experience", said Paulo Castello Branco, TAM Airlines' Vice President, Commercial and Planning, adding that recently TAM announce the expansion of its presence in the region through a new backoffice in Hong Kong.

About TAM:(www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42.6% domestic market share and 84.0% international market share in August 2010. We operate regular flights to 44 destinations throughout Brazil and we serve 88 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 78 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1172 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.2 million subscribers and has awarded more than 10.8 million tickets.

About ANA

Established in 1952, ANA is a leading Japanese provider of air transportation services, carrying almost 50 million passengers every year to 50 destinations in Japan and 27 cities throughout Asia, Europe and the US on its fleet of 216 aircraft. It is the tenth largest airline in the world by passenger load, according to IATA rankings and the largest domestic carrier in Japan. ANA has won awards in all categories for its products and services and was voted Airline of theYear for 2007 by Air Transport World Magazines. ANA joined the Star Alliance in 1999 and celebrated its 10th year Star Alliance membership in October, 2009.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306 equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 21, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.